This submission is being made solely for the purpose of establishing a registration statement for the Market Value Adjusted Fixed Allocation Investment Option of PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY (“B SERIES”) (“L SERIES”) (“C SERIES”) (Applicable to contracts with applications signed from 02/25/2013 – 02/09/2014) (02/25/2013 – 03/23/2014 in CA) and PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY (“B SERIES”) (“L SERIES”) (“C SERIES”) (Applicable to contracts with applications signed on or after 02/10/2014) (03/24/2014 in CA), currently registered on Form S-3 as Registration No. 333-274028, under our newly acquired CIK 0002077810 for Pruco Life Insurance Company (RILA/MVA) in contemplation of a future post-effective amendment to be filed pursuant to Rule 485(a), as directed by the SEC in Release No. 33-11294; 34-100450; IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”), or pursuant to Rule 485(b) in accordance with Rule 485(b)(1)(vii).

Any questions on this submission should be directed to Elizabeth Gioia, Vice President, Corporate Counsel, at Prudential at (203) 402-1624.